Exhibit 4.1

GLOBAL AMENDMENT

to

DEPOSITARY TRUST AGREEMENTS

This Global Amendment to Depositary Trust Agreements (this “Amendment”), dated as of March 6, 2012, between RYDEX SPECIALIZED PRODUCTS LLC, d/b/a “RYDEX INVESTMENTS”, as Sponsor (the “Sponsor”), and THE BANK OF NEW YORK MELLON, as Trustee (the “Trustee”),

WITNESSES, that

WHEREAS the Sponsor and the Trustee have entered into the following Depositary Trust Agreements (each, a “Depositary Trust Agreement,” and collectively, the “Depositary Trust Agreements”) establishing the trusts indicated (each, a “Trust,” and collectively, the “Trusts”) :

(1)	Depositary Trust Agreement dated June 8, 2006, establishing the CurrencyShares® Australian Dollar Trust, as such agreement has been amended to the date hereof;

(2)	Depositary Trust Agreement dated June 8, 2006, establishing the CurrencyShares® British Pound Sterling Trust, as such agreement has been amended to the date hereof;

(3)	Depositary Trust Agreement dated June 8, 2006, establishing the CurrencyShares® Canadian Dollar Trust, as such agreement has been amended to the date hereof;

(4)	Depositary Trust Agreement dated August 16, 2011, establishing the CurrencyShares® Chinese Renminbi Trust;

(5)	Depositary Trust Agreement dated December 2, 2005, establishing the CurrencyShares® Euro Trust, as such agreement has been amended to the date hereof;

(6)	Depositary Trust Agreement dated February 1, 2007, establishing the CurrencyShares® Japanese Yen Trust, as such agreement has been amended to the date hereof;

(7)	Depositary Trust Agreement dated August 7, 2008, establishing the CurrencyShares® Singapore Dollar Trust, as such agreement has been amended to the date hereof;

(8)	Depositary Trust Agreement dated August 7, 2008, establishing the CurrencyShares® South African Rand Trust, as such agreement has been amended to the date hereof;

(9)	Depositary Trust Agreement dated June 8, 2006, establishing the CurrencyShares® Swedish Krona Trust, as such agreement has been amended to the date hereof; and

(10)	Depositary Trust Agreement dated June 8, 2006, establishing the CurrencyShares® Swiss Franc Trust; and

WHEREAS Section 8.1 of each Depositary Trust Agreement provides substantially as follows with respect to the amendment of such Depositary Trust Agreement:

The Trustee and the Sponsor may amend any provisions of this Agreement without the consent of any Registered Owner; provided, however, that the provisions of Section 2.6, Section 2.7, Section 2.10, Section 4.2 through Section 4.7, this Section 8.1 and Section 8.2 may not be amended unless (i) the provision relates solely to procedural or logistical matters (as distinguished from core economic rights), or (ii) prior to the amendment, (a) the Sponsor obtains and delivers to the Trustee a written opinion of counsel to the effect that after such amendment the Trust will continue to be classified as a “grantor trust” under the Code, and (b) in the event that such opinion of counsel assumes that certain actions are taken by the Sponsor or the Trustee in connection with such amendment, such actions shall be taken by the Sponsor or the Trustee, as the case may be. Any amendment that imposes or increases any fees or charges (other than taxes and other governmental charges, registration fees or other such expenses), or that otherwise prejudices any substantial existing right of the Registered Owners, will not become effective as to outstanding Shares until 30 days after notice of such amendment is given to the Registered Owners. Every Registered Owner and Beneficial Owner, at the time any amendment so becomes effective, shall be deemed, by continuing to hold any Shares or an interest therein, to consent and agree to such amendment and to be bound by this Agreement as amended thereby. In no event shall any amendment impair the right of the Registered Owner of Shares to Surrender Baskets of Shares and receive therefor the amount of Trust Property represented thereby, except in order to comply with mandatory provisions of applicable law.

WHEREAS the Sponsor has caused to be delivered to the Trustee an opinion of Foley & Lardner LLP addressed to the Sponsor and the Trustee to the effect that after giving effect to this Amendment and any action contemplated by this Amendment, the affected Trust will continue to be classified as a “grantor trust” under the Code.

NOW THEREFORE, in consideration of the premises and the agreements hereinafter set forth, the parties hereby agree as follows:

1.	Amendment of Section 4.11. Section 4.11 of each Depositary Trust Agreement is amended and restated in its entirety to read as follows:

“Section 4.11 Grantor Trust.

Nothing in this Agreement, any agreement with a Depository, or otherwise, shall be construed to give the Trustee or Sponsor the power to vary the investment of the Beneficial Owners within the meaning of Section 301.7701-4(c) of the regulations under the Code or any similar or successor provision of the regulations under the Code, nor shall the Sponsor give the Trustee any direction that would vary the investment of the Beneficial Owners. However, the Trustee shall not be liable to any Person for any failure of the Trust to qualify as a grantor trust under the Code or any comparable provision of the laws of any State or other jurisdiction where that treatment is sought, except that this sentence shall not limit the Trustee’s responsibility for the administration of the Trust in accordance with this Agreement. Neither the Trustee nor the Sponsor will agree to any amendment of the Deposit Account Agreement unless the Sponsor obtains and delivers to the Trustee a prior written opinion of counsel to the effect that such amendment will have no adverse effect on the classification of the Trust as a “grantor trust” under the Code; provided, however that a prior written opinion of counsel shall not be required to amend Section 6.4 of the Deposit Account Agreement in order to increase or decrease the U.S. dollar equivalent amount of the maximum aggregate deposit liability of the Depository or, if applicable, the maximum permitted daily deposit amount.”

2.	This Amendment may be executed in any number of counterparts, each of which, when so executed and delivered, shall be an original, but all such counterparts shall together constitute but one and the same Amendment. Each of the parties hereto acknowledges having received an executed counterpart of this Amendment.

3.	Capitalized terms not defined herein shall have the meaning set forth in the Depositary Trust Agreements.

4.	This Amendment shall be interpreted under, and all rights and duties under this Amendment shall be governed by, the laws of the State of New York.

IN WITNESS WHEREOF, the undersigned have each caused this Amendment to be executed as of the day and year above written.

RYDEX SPECIALIZED PRODUCTS LLC, as Sponsor

By:	/s/ Nikolaos Bonos
Name: Nikoloas Bonos
Title: CEO

THE BANK OF NEW YORK MELLON, as Trustee

By:	/s/ Howard Phillips
Name: Howard Phillips
Title: Managing Director